3,"Custom Chrome, Inc.",Common,23190510,,
23190510,,,
Gardner Lewis Asset Management  23-2778393,,,,
"285 Wilmington - West Chester Pike  Chadds Ford, PA  19317",
"29,200",0,34.400,0,"34,400",,0.68%,IA
"Custom Chrome, Inc.","16100 Jacqueline Court, Morgan Hill, CA 95037", "Gardner Lewis Asset Management, L.P.",
"285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317",USA,
Common,23190510,,,,,x,,,,"34,400",0.68%
"29,200",0,"34,400",0,x,06/10/96,W. Whitfield Gardner,Chairman and CEO